
July 8, 2010

Mr. Hongwei Qu
President and Chief Executive Officer
Bohai Pharmaceuticals Group, Inc.
c/o Yantai Bohai Pharmaceuticals Group Co. Ltd.
No. 9 Daxin Road, Zhifu District
Yantai, Shandong Province, China 264000

> **Re:** **Bohai Pharmaceuticals Group, Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed June 24, 2010**
> **File No. 333-165149**

Dear Mr. Qu:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 12. Convertible Promissory Notes and Warrants, page F-18

1. We note your response to prior comment 8. Please tell us whether or not the warrants are freestanding financial instruments as defined ASC 815-40-20 and the basis for your conclusion.

2. Please disclose in a subsequent event note to your financial statements the material terms of and your accounting treatment for the agreement described in your Item 1.01 Form 8-K filed July 6, 2010 as well as the business reason for entering into this agreement.

3. We found response 8, as it relates to the convertible notes, confusing because in your May 28, 2010 response 13 you indicated that the convertible notes did not meet the net settlement provisions of ASC 815-10-15-99 (SFAS 133). Please address the following points related to the convertible notes.

    a. Please reevaluate your net settlement conclusion by analyzing ASC 815-10-15-130 and the related implementation guidance in "Example 7: Net Settlement – Readily Convertible to Cash – Effects of Daily Transaction Volumes" at ASC 815-10-55-99 to ASC 815-10-55-110. For example, Note 12 states that there are 6 million notes each with a principal amount of $2 and a conversion price of $2 and that partial conversion of a note is not permitted. In these circumstances, it appears that the smallest conversion increment would result in the issuance of a single share, which it appears the market could absorb.

    b. Please reevaluate you net settlement conclusion by analyzing ASC 815-10-15-83c. For example, in your Item 1.01 Form 8-K filed July 6, 2010, you indicate that you amended the convertible notes to preclude net cash settlement. This amendment suggests that prior to the amendment the notes contained either an implicit or explicit net settlement provision.

    c. If the embedded conversion option is not required to be separately accounted for as a derivative under ASC 815-15-25, please help us understand whether ASC 470-20-25-22 (FSP APB 14-1) applies and the reasons why.

    d. If your conclusion that that the embedded conversion feature did not meet the ASC 815-10-15 net settlement criteria is correct, please tell us how you determined that it was nonetheless appropriate to separately account for the embedded conversion feature at fair value through earnings.

4. Please tell us how you accounted for the warrants and conversion feature at issuance on January 5, 2010 in the restated financial statements and what the fair values of the warrants and conversion feature were on January 5, 2010. Also, please tell us whether the charge to earnings represents the change in fair value from January 5, 2010 to March 31, 2010.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dana Hartz at (202) 551-3648 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Lawrence A. Rosenbloom, Esq.
    Ellenoff Grossman & Schole LLP
    150 East 42nd Street, 11th Floor
    New York, NY 1001